UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME (Brazilian Taxpayer Id.) No. 06.057.223/0001-71

NIRE (State Registry) 33.300.272.909

MANAGEMENT’S PROPOSAL AND MANUAL FOR ATTENDANCE OF SHAREHOLDERS AT ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE ON AUGUST 11, 2021.

Rio de Janeiro (RJ, Brazil), 8th July, 2021

table of contents

1. INTRODUCTION	3
2. SHAREHOLDER PARTICIPATION	4
2.1. Participation through the digital plataform	4
2.2. Participation via Distance Voting Ballot	6
2.3. Conflict of interest	7
3. MANAGEMENT’S PROPOSAL	9
Annex 1 Report Detailing the Origin and Justification of the Proposed Amendments	11
Annex 5 Consolidated Bylaws, reflecting the proposed amendments	13

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1.               INTRODUCTION

Dear Shareholders,

The management of Sendas Distribuidora S.A. ("Company" or "Assai") hereby presents the information below about the matters to be deliberated by proposal of the Management in the Company's Shareholders Extraordinary General Meeting ("Meeting") to be held exclusively digitally, including for voting purposes, on August 11, 2021, at 3:00 p.m., pursuant to Instruction No. 481 of the Securities and Exchange Commission ("CVM") of December 17, 2009, as amended ("CVM Instruction 481"), as well as the explanations required for the participation of shareholders.

The Company has prepared this Management Proposal and Participation Manual ("Proposal") in compliance with good corporate governance and transparency practices, aiming to guide and clarify all its Shareholders about the matters that will be deliberated, making its Investor Relations Office available to clarify any additional questions.

The following matters on the agenda will be deliberated at the Meeting:

I.       Approval of the proposal to split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock, with the consequent amendment of the caput of articles 4 and 5 of the Company's Bylaws to reflect the new number of shares of capital stock and the increase of the authorized capital, as well as the capital increase approved by the Board of Directors on June 1, 2021, and without changing the number of the Company’s American Depositary Receipts, which will correspond to 5 (five) common shares issued by the Company; e

II.       Approval of the consolidation of the Company's Bylaws to incorporate the above changes.

The Management proposal about the items of the Meeting, as well as the information regarding each of the matters are detailed in item 3 of this Proposal.

São Paulo (SP, Brazil), July 8th, 2021.

The Administration

Sendas Distribuidora S.A.

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2.               SHAREHOLDER PARTICIPATION

As per the guidelines below, the Company will admit the participation of Shareholders by: (i) voting via electronic system during the Meeting; or (ii) sending a remote voting form, which is available on the Company's Investor Relations website (https://ri.assai.com.br) and on the CVM (www.cvm.gov.br) and B3 (www. b3.com.br) and may be forwarded through their respective custody agents (if they provide this type of service), Itaú Corretora de Valores S.A., which is the Company's bookkeeping agent ("Bookkeeping Agent") or directly to the Company by e-mail ("Distance Voting Ballot"), as indicated below.

The Shareholder who participates in the Meeting through the digital platform will be considered present and will sign the minutes and the shareholders' attendance book.

The Company informs that it will waive the need to deliver the physical copy of the documents or other formalities that are provided for in its Reference Form (Formulário de Referência). Thus, in the event of any disagreement between this proposal and item 12.2 of the Company's Reference Form regarding the documentation and formalities for participation in general meetings, the provisions of this Proposal shall prevail.

2.1.       Participation through the digital plataform

The Meeting will be held exclusively digitally. Shareholders who wish to participate in the Meeting through the digital plataform must access the website https://www.tenmeetings.com.br/assembleia/portal/?id=80767C7C3FC complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting, as indicated below, at least two (2) days prior to the date designated for the Meeting, that is, until August 9, 2021. After the approval of the registration by the Company, the shareholder will receive his individual login and password to access the platform by means of the e-mail used for the registration.

In the case of proxy/representative, he/she must register with his/her data at the same e-mail address indicated above. After receiving the registration confirmation e-mail, he/she must, through the link sent to the e-mail informed during registration, indicate each Shareholder he/she will represent and attach the documents indicated below. The proxy will receive an individual e-mail regarding the qualification status of each registered Shareholder and will provide, if necessary, the complementation of documents. The proxy that may represent more than one shareholder will only be able to vote at the Meeting for the shareholders whose qualification has been confirmed by the Company.

The following documents must be submitted by the shareholders and/or their proxies/representatives through the digital platform at the address indicated above:

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(a) updated statement containing the respective shareholding interest issued by the custodian agency no later than two (2) days prior to the registration on the digital platform for participation in the Meeting;

(b) For individuals: identity document with a photo of the shareholder;

(c) For legal entities: (i) bylaws or consolidated social contract and the corporate documents that prove the legal representation of the shareholder; and (ii) identity document with photo of the legal representative;

(d) For investment funds: (i) consolidated regulations of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, observing the voting policy of the fund and corporate documents that prove the powers of representation; and (iii) identity document with photo of the legal representative; and

(e) if any of the Shareholders indicated in items (b) to (d) above are represented by proxy, in addition to the respective documents indicated above, they must submit (i) a power of attorney with specific powers for representation at the Meeting; (ii) identity documents of the proxy present, as well as, in the case of legal entities or funds, copies of the identity document and minutes of election of the legal representative(s) who signed the proxy that prove the powers of representation. For this Meeting, the Company will accept proxies granted by Shareholders by electronic means, signed preferably with ICP-Brasil certification.

Exceptionally for this Meeting, and in order to ensure the participation of shareholders, the Company will not require certified copies or notarization of documents issued and signed within Brazilian territory or the notarization, legalization/apostilization and registration at the Registry of Deeds and Documents in Brazil of those signed outside the country.

Furthermore, the Company will not require a sworn translation of documents that have originally been drawn up in Portuguese, French, English or Spanish, or that are accompanied by a translation into these languages.

The following identity documents will be accepted, provided they have a valid photo RG, RNE, CNH, passport or officially recognized professional class cards.

Once the regularity of the proxy documents submitted under the terms above has been verified, after the qualification has been confirmed by the Company, the information and instructions for accessing the digital platform will be sent by e-mail to each shareholder (or their respective proxy, as the case may be) who has duly registered, including, but not limited to, the login and individual access password, which will authorize only a single access to the Meeting.

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Such information and guidance will be sent exclusively to the e-mail address informed in the registration.

If the shareholder (or his attorney-in-fact, as the case may be) has not received the aforementioned instructions, he/she must contact the Company via e-mail at adm.societario@assai.com.br, with a copy to ri@assai.com.br, within two (2) hours prior to the time the Meeting is scheduled to start, so that the instructions can be forwarded to him/her.

If it is necessary to supplement the documents and/or provide additional clarification in relation to the documents sent for registration purposes, the Company will contact the shareholder (or his/her respective proxy, as the case may be) to request such document supplementation and/or additional clarification in sufficient time to enable the information and instructions for accessing the digital platform to be sent within the period referred to above.

The accredited Shareholders undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, being the invitation non-transferable; and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

Access to the electronic system of the Meeting will be restricted to Shareholders who register by August 9, 2021 and log on to the digital platform by the time the meeting opens. On the date of the Meeting, the link to access the digital platform will be available as of thirty (30) minutes prior to the beginning of the Meeting, and the registration of the presence of the Shareholder via the electronic system will only occur by accessing the link, in accordance with the instructions indicated herein.

Access to the digital platform must be exclusively through computer, and the Company recommends that shareholders test and familiarize themselves with the digital platform beforehand, and access it at least thirty (30) minutes before the beginning of the Meeting in order to avoid possible operational problems with its use on the day of the Meeting.

The Company will not be responsible for connection problems of Shareholders or their representatives, or any other situation that is not under its control. Shareholders who do not receive the link for participation or have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department at ri@assai.com.br and adm.societario@assai.com.br.

2.2.       Participation via Distance Voting Ballot

Shareholders who are interested in exercising their voting rights by means of the Distance Voting Ballot, pursuant to CVM Instruction 481, must (a) fill out the Distance Voting Ballot, according

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to the filling out guidelines contained therein; and (b) send it (i) directly to the Company by e-mail; (ii) to the Bookkeeping Agent or (iii) to their respective custody agent (if it provides this type of service), in compliance with the following instructions:

I.       Sending the Distance Voting Ballot directly to the Company: The Shareholder shall send by e-mail, with acknowledgment of receipt to the Corporate Legal Department (adm.societario@assai.com.br), the Distance Voting Ballot (filled out, initialed and signed, without the need for notarization, according to the filling out guidelines contained therein) accompanied by a copy of the documents listed in item 2.1 above, and, in these cases, the updated statement containing the respective shareholding shall have been issued by the custodian agency no later than two (02) days prior to the sending of the Distance Voting Ballot by said shareholder. For this Meeting, the Company will accept the Distance Voting Ballot signed electronically, preferably with ICP-Brasil certification; or

II.       Sending the Distance Voting Ballot to the Company's Custody Agent or Bookkeeping Agent: Shareholders holding shares issued by the Company deposited in a central depository may transmit the voting instructions for completing the Distance Voting Ballot by means of their respective custody agents, if they provide this type of service. Shareholders whose shares are not deposited with a central depository can transmit their voting instructions to the Company's Bookkeeping Agent, Itaú Corretora de Valores S.A., through the channels provided by it. The delivery of the Distance Voting Ballot will be subject to the rules, guidelines and deadlines set by each custody agent or the Bookkeeping Agent, as the case may be. To this end, the Shareholder should contact them and check the procedures, documents and information they have established for the issue of voting instructions using the Distance Voting Ballot.

The Company has made the Distance Voting Ballot available on the Company's website (https://ri.assai.com.br), the Securities and Exchange Commission's website (www.cvm.gov.br) and the B3 website (www.b3.com.br).

In all cases, for the Distance Voting Ballot to be effective, August 4, 2021 (i.e., seven (7) days prior to the date of the Meeting) shall be the last day for its receipt by one of the above means, and not the last day for its mailing. If the Distance Voting Ballot is received after August 4, 2021, the votes will not be counted.

2.3.       Conflict of interest

During the Meeting, the shareholders present shall manifest themselves due to the existence of a possible conflict of interest situation in any matters under discussion or deliberation, in which their independence may be compromised. Any shareholder present who is aware of a conflict of interest situation in relation to another shareholder and the subject matter of the deliberation must also manifest himself or herself. When a conflict of interest is manifested, the conflicted shareholder must abstain from deliberating on the matter. If the conflicted shareholder refuses to

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abstain from resolutions, the Chairman of the Meeting shall order the annulment of the conflicting votes cast.

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3.               MANAGEMENT’S PROPOSAL

The Company's Management submits to the Meeting the proposals described below.

I.       Approval of the proposal to split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock, with the consequent amendment to the caput of Articles 4 and 5 of the Company's Bylaws to reflect the new number of shares of capital stock and of the increase of the authorized capital, as well as the capital increase approved by the Board of Directors on June 1, 2021, and without changing the number of the Company's American Depositary Receipts ("ADRs"), which will correspond to five (5) common shares issued by the Company.

The Company's management proposes the split of all common shares issued by the Company, whereby each share issued by the Company will be split into five (5) shares of the same type, with no change in the Company's current capital stock and in the shareholders' interest in its capital.

If the split is approved, the Company's capital stock will be divided into one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five (1,346,499,295) registered, book-entry common shares with no par value (considering also the capital increase approved on July 27th. 2021 by the Board of Directors).

Even though it was stated in the Call Notice that Article 4 would be amended to reflect the new number of shares of the capital stock as a result of the split and the capital increase approved by the Board of Directors on June 1st, 2021, considering that it was approved a new capital increase by the Board of Directors on July 27, 2021, this proposal is also considering this new capital increase in the wording of article 4 of the Company’s bylaws in order to have the most updated and complete information, and it does not represent any loss to the shareholders and/or their decision about the split.

The purpose of the split is to increase the liquidity of the Company's common shares in the market, considering that a larger number of outstanding common shares potentially generates an increase in business, as well as to enable an adjustment in the quotation of the Company's shares, making the price per share more attractive and accessible to a larger number of investors.

The record date for the stock split at B3 will be August 11, 2021, and the shares will be traded ex-dividend at B3 as of August 12, 2021, inclusive.

There will be no change in the number of the Company's ADRs. However, the ADR program will be altered so that each ADR will correspond to five (5) common shares issued by the Company.

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The common shares resulting from the split will fully entitle their holders to the same rights and advantages of the currently existing shares, including dividends, interest on equity and bonuses.

Consequently, in order to reflect the aforementioned proposal, the management also proposes that the wording of the caput of articles 4 and 5 of the Company's Bylaws be approved, as per the comparative table of the Bylaws in Attachment 1 of this Proposal.

II.       Approval of the consolidation of the Company's Bylaws so as to incorporate the above changes

Subject to the approval of the deliberations in the previous items, we propose that the Company's Bylaws be consolidated to reflect the changes proposed in the previous item.

Pursuant to CVM Instruction 481, the origin and justification of each proposed amendment to the Company's Bylaws and the analysis of its legal and economic effects are detailed in Attachment 1 of this Proposal and the proposed amendments to the Company's Bylaws are highlighted in Attachment 2 of this Proposal.

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Annex 1
Report Detailing the Origin and Justification of the Proposed Amendments

Below is a comparative chart between the version currently in force and the proposed changes to the Company's Bylaws.

Current Writing	Proposed Writing	Comparative Writing	Economic and Legal Effects

ARTICLE 4 - The Company's capital stock is R$761,274,134.78 (seven hundred and sixty-one million, two hundred and seventy-four thousand, one hundred and thirty-four reais and seventy-eight cents), fully subscribed and paid-up, divided into 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, all registered, book-entry, and with no par value.	ARTICLE 4 - The Company's capital stock is R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty reais and eighty-seven cents), fully subscribed and paid-up, divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-eight thousand, two hundred and ninety-five) common shares, all nominative, registered and with no par value.	ARTICLE 4 - The Company's capital stock is ~~R$ 761,274,134.78 (seven hundred and sixty-one million, two hundred and seventy-four thousand, one hundred and thirty-four reais and seventy-eight cents)~~ 786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty reais and eighty-seven cents), fully subscribed and paid-up, divided into ~~268. 351,567 (two hundred and sixty eight million, three hundred and fifty one thousand, five hundred and sixty seven)~~ 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-eight thousand, two hundred and ninety-five) common shares, all nominative, registered and without par value.	Adjustment to the capital stock to reflect (i) the capital stock increase approved by the Board of Directors on June 1, 2021 as a result of the exercise of stock options; (ii) the capital stock increase approved by the Board of Directors on July 27th, 2021 as a result of the stock option exercise; and (iii) the stock split of the Company's shares in such a way that each share now represents five (5) shares of the same type.
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ARTICLE 5 - The Company is authorized to increase its capital stock by means of a deliberation of the Board of Directors and regardless of statutory reform, up to the limit of 400,000,000 (four hundred million) common shares.	ARTICLE 5 - The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.	ARTICLE 5 - The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors and regardless of statutory reform, up to the limit of ~~400,000,000 (four hundred million)~~ 2,000,000,000 (two billion) common shares.	Adjustment of the authorized capital to also reflect the stock split.

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Annex 5
Consolidated Bylaws, reflecting the proposed amendments

Consolidated Bylaws

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY OF AUTHORIZED CAPITAL

CNPJ nº 06.057.223/0001- 71

NIRE 3330027290-9

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. (the "Company") is a Brazilian corporation with headquarters and jurisdiction at Avenida Ayrton Senna, 6000, Lote 2 Pal 48959, Annex A, Jacarepaguá, CEP 22775-005, in the city of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, which will henceforth be governed by these Bylaws and also by Brazilian Law No. 6,404 of December 15, 1976 ("Law No. 6,404/76" - the Brazilian Corporations Act) as amended, and other legal provisions in force.

Sole Paragraph - With the Company's admission into the 'Novo Mercado' listing of B3 S.A. - Brasil, Bolsa, Balcão stock exchange (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, administrators and members of the fiscal council (supervisory board), when established, will become subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 - The Company's corporate purpose is the sale of manufactured, semi-manufactured or “in natura” products, whether of Brazilian or foreign origin, of any and all types and species, nature or quality.

Paragraph 1 - The Company may also carry out the following activities:

(a)	the manufacturing, processing, handling, transformation, export, import and representation food or non-food products, on its own account or by third parties;

(b)	the international trade, including coffee;

(c)	the import, distribution and sale of cosmetic hygiene and toiletry products, perfumery, sanitizing and household cleaning products and food supplements;

(d)	the general sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemicals, accessories, dental articles, surgical instruments and appliances; the manufacture of chemical products and pharmaceutical specialties, which can be specialized, such as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Compounding Pharmacy for every specialty;
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(e)	sale of petroleum products and derivatives, supply of fuels of any kind, including on gas stations, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services, for any kind of vehicles;

(f)	the sale of in veterinary products, drugs and medicines in general; veterinary office, clinic and hospital and pet shop with bathing and grooming services;

(g)	the rental of any recorded media;

(h)	provision of photographic, cinematographic and similar studio services;

(i)	the practice and management of real estate transactions, buying, promoting subdivisions and developments, leasing and selling its own and third-party real estates;

(j)	act as a distributor, agent and representative of merchants and industrialists established in Brazil or abroad and in such capacity, on behalf of the principals or on their own account to acquire, retain, own and make any transactions and operations in its self interest or of the principals;

(k)	the provision of data processing services;

(l)	the exploitation of buildings and construction in all its modalities, on its own or by third parties, the purchase and sale of construction materials and the installation and maintenance of air-conditioning systems, hoists and cargo elevators;

(m)	application of household cleaning products;

(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and those of third parties, and also store and deposit them, and load, unload, organize and store third-parties' goods of any kind, as well as subcontract the services provided for in this paragraph;

(o)	activities of communication, general advertising and propaganda services, including bars, diners, cafeterias and restaurants, which may extend to other branches that are compatible or related to it, subject to any legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	carrying out studies, reviews, planning and market research;

(r)	carrying out tests to launch new products, packaging and brands;
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(s)	developing strategies and carrying out reviews of the behavior of sales, special promotions and advertising in each segment;

(t)	the provision of card administration services for food, meals, pharmacy, fuel, transportation and other cards resulting from activities connected to its corporate purpose;

(u)	the lease and sublease of its own or third-party chattel;

(v)	the provision of services in the management area;

(w)	to represent other domestic or foreign companies and take part as a partner or shareholder in the capital of other companies, whatever their form or purpose, and in business ventures of any nature;

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receivables or payments in general, for securities, accounts or passbooks, of foreign exchange, taxes and on behalf of third parties, including those performed by electronic and automatic systems or by answering machines; providing a collection, receivables or payment position; issuance of passbooks, compensation sheets, forms and documents in general;

(z)	provision of parking, accommodation, and car custody and storage services;

(aa)	the import of drinks, wines and vinegars;

(bb)	snack bars, diners, tea houses, juice parlors and the like;

(cc)	sale of seeds and seedlings;

(dd)	sale of telecommunications products; and

(ee)	the import, distribution and sale of toys, metal pots, domestic ladders, baby strollers, party items, school items, tires, household electrical appliances, bicycles, monobloc plastic chairs and bulbs.

Paragraph 2 - The Company may provide sureties or guarantees in business of its interest, being forbidden for mere favor.

Article 3 - The Company's term of duration is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

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ARTICLE 4 - The Company's capital stock is R$ ~~761,274,134.78 (seven hundred and sixty-one million, two hundred and seventy-four thousand, one hundred and thirty-four reais and seventy-eight cents)~~ 786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty reais and eighty-seven cents), fully subscribed and paid-up, divided into ~~268. 351,567 (two hundred and sixty eight million, three hundred and fifty one thousand, five hundred and sixty seven)~~ 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-eight thousand, two hundred and ninety-five) common shares, all nominative, registered and without par value.

Paragraph 1 - The shares representing the capital stock are indivisible in relation to the Company and each common share gives its holder the right to one vote at General Meetings.

Paragraph 2 - The shares will be in book-entry form and will be kept in deposit accounts in the name of their holders, at the authorized financial institution that the Company nominates, and no certificates will be issued.

Paragraph 3 - The cost of services for transferring ownership of book-entry shares to be charged by the depositary financial institution may be passed on to the corresponding shareholder, pursuant to Article 35, paragraph 3 of Brazilian Law No. 6,404/76, subject to the maximum limits set by the Brazilian Securities and Exchange Commission (CVM).

Paragraph 4 - The Company may not issue preferred shares and founders' shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors and regardless of statutory reform, up to the limit of ~~400,000,000 (four hundred million)~~ 2,000,000,000 (two billion) common shares.

Paragraph 1 - The limit of the Company's authorized capital shall be changed only upon a decision made by the General Meeting.

Paragraph 2 The Company, within the limit of the authorized capital and complying with the plan approved by the General Meeting, may grant a stock option purchase plan to its managers, executives, or employees, or even to individuals who provide services thereto.

ARTICLE 6 - Issuance of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, may be approved by the Board of Directors, excluding or reducing the term for exercising the preemptive right, as provided for in Article 172 of Law no. 6,404/76.

Sole Paragraph - Except as provided for in the "caption" of this Article, shareholders will have the right of first refusal, in proportion to the number of shares held by them, to subscribe the Company's capital increases, and the exercise of this right will be governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

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ARTICLE 7 - The General Meeting is the meeting of the shareholders, who may attend it by themselves or by representatives appointed pursuant to the Law in order to resolve on matters of interest to the Company.

ARTICLE 8 - Without prejudice to the provisions of article 123, sole paragraph of Law 6,404/76, the General Meeting will be called, established and chaired by the Chairman of the Board of Directors, or, in his/her absence, by the Vice-Chairperson of the Board of Directors or, in their absence, by an Executive Officer appointed by the Chairperson of the Board of Directors, who will have the following duties and authority, without prejudice to the other responsibilities provided for by law:

(a)	amending the Bylaws;

(b)	electing or removing, at any time, the members of the Board of Directors (and of the Fiscal Council/supervisory board, when established) of the Company, as well as determining the number of positions of the Board of Directors and of the Fiscal Council/supervisory board, when established);

(c)	appointing the Chairperson and the Vice-Chairperson of the Board of Directors;

(d)	taking, every year, the management's accounts and resolving on the financial statements submitted by them, the allocation of net income for the fiscal year;

(e)	approving the issuance of shares, subscription bonuses, debentures convertible into shares issued by the Company itself or any bonds, securities or other rights or interests that are exchangeable or convertible into shares issued by the Company itself , without prejudice to the competence of the Board of Directors as provided for in Article 5 and Article 17(g);

(f)	deciding on the appraisal of assets with which the shareholders will contribute to compose the Company's capital stock;

(g)	deciding on the transformation, merger, acquisition (including acquisition of shares), split-up of the Company or on any other kind of restructuring of the Company;

(h)	deciding on the dissolution and liquidation of the Company, appointing or removing liquidator(s);

(i)	examining and approving the accounts of the liquidator(s); and

(j)	determining the annual global compensation of the members of the Board of Directors, the Executive Officers and the Fiscal Council, if installed.
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ARTICLE 9 - For any deliberation of the General Meeting, the approval of shareholders that represent at least the majority of votes of those present will be necessary, not counting the blank votes, except for the exceptions provided for by law and in the applicable regulation.

ARTICLE 10 - The Annual General Meeting will have the responsibilities provided for by law and will be held within the first four months subsequent to the end of the fiscal year.

Sole Paragraph - Whenever necessary, the General Meeting may be established on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

THE MANAGEMENT

ARTICLE 11 - The Company's management will be the responsibility of the Board of Directors and the Board of Executive Officers.

Paragraph 1 - The management members will take their offices conditioned to the signature of the investiture instrument, which must set forth that they are subject to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the Directors and Executive Officers will be extended until the moment their corresponding successors take office.

Paragraph 3 - Minutes of the Board of Directors' and Executive Officers' meetings will be recorded in a specific book, which will be signed by the attending Directors and Officers, as the case may be.

Section I

The Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least 3 (three) and at most 9 (nine) members, elected and dismissible by the General Meeting, with a unified term of office of 2 (two) years, with reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors through the multiple voting procedure, in the case of vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill such position on a permanent basis until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Paragraph 2 - Out of the members of the Board of Directors, at least 2 (two) members or 20% (twenty percent) of them, whichever is greater, shall be independent directors, pursuant to the standards set forth by the 'Novo Mercado' listing Regulation, and the full data of those nominated to be independent members of the Board of Directors shall be deliberated at the General Meeting that elects such independent directors, being also considered as independent those member(s) of the Board of Directors

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elected as provided for in article 141, paragraphs 4 and 5 of Law 6.404/76 (Brazilian Corporation Act) in the event of existing a controlling shareholder.

Paragraph 3 - Whenever the application of the aforementioned percentage calculation results in a fractioned number of members, the Company must round it up and consider the immediate higher full number.

ARTICLE 13 - The Board of Directors will have 1 (one) Chairperson and 1 (one) Vice-Chairperson, elected by the General Meeting.

Paragraph 1 - The positions of Chairperson of the Board of Directors and of Chief Executive Officer of the Company cannot be held at the same time for the same person.

Paragraph 2 - In the event of vacancy in the position of Chairperson or impediment of the Chairperson, the Vice-Chairperson will automatically hold such position, remaining until the end of the corresponding term or, in the event a General Meeting is called to elect a new Chairperson, until his/her corresponding investiture.

Paragraph 3 - In the event of vacancy in the position of Vice-Chairperson, the Board of Directors will elect its substitute, observed the terms of article 12, §1º of this Bylaws.

Paragraph 4 - In the event of absence or temporary impediment of the Chairperson, the meetings of the Board of Directors will be chaired by the Vice-Chairperson.

Article 14 - The Board of Directors will meet on a regular basis at least six times a year to review the Company's financial results and other results and to review and monitor the annual investment plan, and extraordinarily at any time, whenever required.

Paragraph 1 - The Chairperson or, in his/her absence, the Vice-Chairperson, is responsible to call the meetings of the Board of Directors, either on his/her own initiative or upon the written request of any director.

Paragraph 2 - The meetings of the Board of Directors must be called by electronic means or by letter, at least 7 (seven) days before the date of each meeting, specifying the time and place for the first meeting and, case, on second call, and including the agenda. Any proposal and all documents required and related to the agenda must be made available to the Directors. The call for a meeting may be waived whenever all of the Board members in office are present at the meeting, or if the absent board members have previously agreed in writing with such waiver.

Paragraph 3 - The minimum quorum required to establish the Board of Directors' meetings is the presence of at least half of its acting members on first call, and any number of directors on the second call, considering as present also those represented as allowed for in these Bylaws.

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ARTICLE 15 - The meetings of the Board of Directors will be chaired by its Chairperson and in his/her absence, by Vice-Chairperson of the Board of Directors.

Paragraph 1 - The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its present members, observed the terms of article 14, §3º of this Bylaws. The directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that allows the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Paragraph 2- In case of absence or temporary impediment, which does not derive from a conflict of interests of any director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the director acting as substitute of the absent or temporarily unable director as per the terms above, in addition to his/her own vote, shall cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors must approve any change to the Internal Regulation or charter and will elect an Executive Secretary, who will be responsible for exercising the functions determined in the Internal Regulation, as well as issuing certificates and certifying, before third parties, the authenticity of the resolutions taken by the Board of Directors.

ARTICLE 17 - In addition to the authority set forth by law, the Board of Directors is responsible for:

(a)	determining the Company's businesses in general;

(b)	approving or change the Company's investment plan;

(c)	electing and removing the Company's Executive Officers, determining their duties and office names;

(d)	determining on the individual compensation of the Board of Directors itself and of the Executive Officers;

(e)	supervising the management of the executive officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;

(f)	calling the General Meeting;

(g)	issuing its opinion on the Management's report, the accounts submitted by the Board of Executive Officers and the Company's financial statements;

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(h)	deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, establishing the corresponding price and the terms of payment;

(i)	choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;

(j)	issuing an opinion on any proposal by the Executive Officers to the General Meeting;

(k)	authorizing the acquisition of shares of the Company itself, for purposes of cancellation or keeping with the treasurer, complying with the applicable standards;

(l)	developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members bound to the Company's results ("Profit-Sharing Plan");

(m)	determining the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws and the Profit-Sharing Plan in force. The amounts spent or set as allowances each year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth Article 189 of Brazilian Law 6,404/76, observed that the participation of employees and managers on the result can not be higher than the annual compensation of the managers or 0.1% (zero point one percent) of the profits, whichever is lower, as per the terms of §1 of Article 152 and Article 190 of Brazilian Law 6,404/76;

(n)	setting the limit of shares to be issued in the scope of the Company's Stock Option Plan previously approved by the General Meeting, subject to the limit of the authorized capital and the limit set forth in section "m" above;

(o)	creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors and defining their corresponding responsibilities as provided for in these Bylaws and determining the compensation of its members;

(p)	resolving on the acquisition, disposal, encumbrance, liens of any assets, including real property, of the Company or any other investment by the Company that, in individual or aggregate value over a fiscal year is greater than the amount in Reais equal to US$ 20,000,000 (twenty million US dollars) or greater than one percent (1%) of the Company's net equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;

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(q)	resolving on (i) any financial transaction involving the Company, including the granting or borrowing of loans in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as ascertained in the consolidated financial statements for the fiscal year prior to the corresponding transaction and (ii) any issuance of non-convertible debentures;

(r)	resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reais equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;

(s)	preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Regulation;

(t)	resolving on any change in the Company's dividend distribution policy;

Sole Paragraph - In the case of a resolution to be taken by the corporate bodies of companies controlled by the Company, or in which the Company elects members for the Board of Directors or the Board of Executive Officers, it shall be the responsibility of the Board of Directors to instruct the vote to be cast by the management members of the Company, in case of decisions taken at the general meeting, shareholders' meeting or equivalent body, or the vote of the management members elected or nominated by the Company to the management bodies of such companies, when the resolution falls under subparagraphs (p), (q) and (r) of this article, by calculating the parameters referred to therein based on the most recent balance sheets or quarterly financial statements of the subsidiaries or companies that have received investments.

Section II

Audit Committee and Other Advisory Areas to the Management

ARTICLE 18 - The Audit Committee, an advisory body bound to the Board of Directors, is composed of at least 3 (three) members, with at least 1 (one) of them being an independent director, and at least 1 (one) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caption.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the standards of the Brazilian Securities and Exchange Commission (CVM) and the 'Novo Mercado' Regulation.

Paragraph 3 - The activities of the Audit Committee coordinator are determined in its charter, to be approved by the Board of Directors.

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ARTICLE 19 - The Audit Committee members will be elected by the Board of Directors for a term of office of 2 (two) years, and their terms in office can be renewed for successive periods, in compliance with the terms of the charter of the Audit Committee.

Paragraph 1 - In the course of their terms of office, the Audit Committee members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence to 3 (three) consecutive meetings or to 6 (six) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of any vacancy in the positions of member of the Audit Committee, the Board of Directors shall elect the person who will complete and finish the term of office of a replaced member.

Paragraph 3 - The Audit Committee is responsible for, among other matters:

(a)	issuing an opinion on the hiring and dismissal of independent auditing companies;

(b)	examining and assessing the management's report, the Company's financial statements, mid-period statements and the quarterly information, making the recommendations it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company's internal audit and internal control area;

(d)	assessing and monitoring the Company's risk exposures;

(d)	examining, assessing and monitoring the Company's internal policies, including the Policy on Transactions between Related Parties, and recommending to the management any corrections or improvements thereto;

(f)	having means for receiving and processing information about any non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and charters, including by setting forth specific procedures to protect the provider and the confidentiality of information.

ARTICLE 20 – The installation of the Fiscal Council pursuant to Brazilian Law 6,404/76 and Chapter V hereinbelow, will not harm the functioning and attributions of the Audit Committee.

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ARTICLE 21 - The Board of Directors may create other Committees, with the composition that it may determine, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in its internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as the administrators.

Section III

The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers will be composed of at least 3 (three) and at most 8 (eight) members, shareholders or not, residing in Brazil, to be elected and dismissible by the Board of Directors, and 1 (one) of them shall necessarily be appointed to the position of Chief Executive Officer and 1 (one) of them shall necessarily be appointed to the position of Investor Relations Officer, and there may also be 1 (one) Financial Administrative Officer, 1 (one) Sales Officer, 1 (one) Operations Officer, and the other Vice-Presidents and Officers without special designation, with accumulation of such positions being allowed.

Sole Paragraph - The term of office for the members of the Board of Executive Officers is 2 (two) years, with reelection being allowed.

ARTICLE 23 - The Executive Officers are responsible for performing the general functions described in these Bylaws and those assigned to them by the Board of Directors, maintaining mutual cooperation and helping each other in the performance of their functions.

Paragraph 1 - The specific duties and names of each of the Executive Officers will be determined by the Board of Directors.

Paragraph 2 - In the case of vacancy, absence, leave, impediment or temporary or permanent leave, the Executive Officers will be replaced as follows:

(a)	in case of absence or temporary impediment which does not derive from a conflict of interests of the Chief Executive Officer, the CEO shall appoint a person to replace him/her and, in case of vacancy, the Board of Directors shall elect a substitute within 30 (thirty) days who will finish the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary impediment of the other Officers, they will be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors must elect a substitute within 30 (thirty) days, who will finish the term of office of the replaced Officer.

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ARTICLE 24 - The Board of Executive Officers will meet when convened by the Chief Executive Officer, or even by the call of half of the acting Executive Officers.

Sole Paragraph - The quorum required to establish the Executive Board meetings is at least one third (1/3) of its acting members, and its decisions shall be made by the majority vote of those present. In case of a tie in the deliberations of matters submitted to the approval of the Board of Executive Officers, such matter shall be submitted to the Board of Directors to be approved.

ARTICLE 25 - In addition to the duties and responsibilities that may be incumbent upon the General Meeting and by the Board of Directors, the Board of Executive Officers will be responsible, without prejudice to other legal attributions, for:

(a)	conducting the corporate businesses and enforcing these Bylaws;

(b)	complying with the corporate purpose;

(c)	approving the plans, programs and general standards of operation, management and control in the interest of the development of the Company, observing the guidelines determined by the Board of Directors;

(d)	preparing and submitting to the Annual General Meeting a report on the corporate business activities, supporting them with the Balance Sheet and Financial Statements legally required in each year, as well as the corresponding opinions of the Fiscal Council/Supervisory Board, whenever applicable;

(e)	conducting all the Company's activities, enforcing the guidelines drawn up by the Board of Directors and appropriate to the achievement of its purposes;

(f)	proposing investment plans and programs to the Board of Directors;

(g)	authorizing the opening and closing of branches, agencies, warehouses and/or creating delegations, offices and representations anywhere in the domestic territory or abroad;

(h)	expressing an opinion on matters on which the Board of Directors may request specific review; and

(i)	developing together with the Board of Directors and performing the Profit-Sharing Plan.

ARTICLE 26 - The Chief Executive Officer is particularly responsible for:

(a)	planning, coordinating, directing and managing all the Company's activities, exercising executive and decision-making functions, except for the activities that must be carried out with a report to the Board of Directors or its committees;

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(b)	exercising general supervision of all the Company's businesses, coordinating and guiding the activities of the other Officers;

(c)	calling and establishing the meetings of the Board of Executive Officers;

(d)	coordinating and conducting the process of approval of the annual and multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e)	suggesting designations and respective candidates for the positions of the Company's Board of Executive Officers and submitting such suggestions for approval by the Board of Directors.

ARTICLE 27 - In particular, in addition to the functions conferred on him/her by the Board of Directors and other responsibilities conferred on him/her by applicable law or regulation, the Investor Relations Officer is responsible for:

(a)	representing alone the Company before the Brazilian Securities and Exchange Commission ("CVM"), other regulating entities and other institutions in the securities and financial markets in Brazil or abroad;

(b)	providing information to the investing public, to the CVM, to stock exchanges on which the Company has its securities admitted to trading and other agencies related to activities carried out on the securities market, pursuant to the applicable legislation, in Brazil and/or abroad; and

(c)	taking all steps to keep updated the Company's registration as a publicly-held corporation with the CVM.

ARTICLE 28 - In particular, in addition to the functions conferred on him/her by the Board of Directors, the Financial Administrative Officer is responsible for:

(a)	managing the Company's administrative services, financial transactions, and risks;

(b)	taking part in the development and performance of strategies and business plans of the Company; and

(c)	managing human resources, material resources and outsourced services within its area of competence.

ARTICLE 29 - In particular, in addition to the functions conferred on him/her by the Board of Directors, the Sales Officer is responsible for:

(a)	determining of the Company's strategic planning;

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(b)	determining and performing a marketing and sales plan;

(c)	managing sales quality;

(d)	taking part in determining human resources policies; and

(e)	communicating him/herself primarily to disseminate information to the Company's public of interest.

ARTICLE 30 - In particular, in addition to the functions conferred on him/her by the Board of Directors, the Operations Officer is responsible for:

(a)	determining business guidelines and operations;

(b)	coordinating human resources and managing material and financial resources;

(c)	conducting business operations;

(d)	taking part in marketing activities;

(e)	establishing branches and sales representations; and

(f)	communicating him/herself in seminars, speeches, interviews and in business contacts and negotiations with customers and distributors.

ARTICLE 31 - The other Officers are responsible to assist the Chief Executive Officer in all tasks that the latter may assign to them, to carry out activities related to the functions that have been granted to them by the Board of Directors and to perform all the acts required for the regular operation of the Company, as long as authorized by the Board of Directors.

ARTICLE 32 - The Officers will represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts that may bind the Company.

Paragraph 1- In the instruments of powers of attorney granting powers to attorneys-in-fact, the Company must be represented by 2 (two) Officers acting jointly. Powers of attorney in the name of the Company must have an expiration date, except for those for court purposes, in addition to the description of the powers granted, which may cover any and all acts, including those for banking purposes.

Paragraph 2 - For acts that imply acquisition, encumbrance or sale of assets, including real estates, as well as instruments of powers of attorney for such acts, the Company must be necessarily represented by 2 (two) Executive Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, with 1 (one) of them being the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, one of whom must be the Chief Executive Officer.

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Paragraph 3 - The Company will consider itself committed to an obligation when it is represented:

(a)	jointly by two (2) Executive Officers;

(b)	jointly by one (1) Officer and a proxy, constituted under the terms of these Bylaws

(c)	jointly by two (2) attorneys-in-fact, constituted under the terms of these Bylaws; or

(d)	individually, by a proxy or an Executive Officer, in special cases, when so stated in the corresponding power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL (Supervisory Board)

ARTICLE 33 - The Company will have a non-permanent Fiscal Council (Supervisory Board), composed of 3 (three) to 5 (five) acting members and an equal number of alternates.

Paragraph 1 - The Fiscal Council will only be established upon the request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if established, shall approve its own charter, which shall set forth the general rules for its operation, structure, organization and activities.

Paragraph 3 - The members of the Fiscal Council, effectives and substitutes, will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 42.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year will end on December 31 of each year, when the balance sheet and the financial statements will be prepared as required by the legislation then in force.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFIT

ARTICLE 36 - Once the balance sheet has been ascertained, the following rules shall be observed as regards the distribution of net income:

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(a)	the accumulated losses and the income tax allowance shall be deducted from the result of the fiscal year before any sharing of dividends;

(b)	after deducting the items described in paragraph (a) above, an amount will be deducted to be distributed as profit-sharing to employees and administrators in the Company's results, as determined by the Board of Directors in compliance with the Profit-Sharing Plan, under to terms and limits of paragraphs "l" and "m" of Article 17 of these Bylaws;

(c)	the remaining profit will be distributed as follows:

i)	5% (five percent) to the Legal Reserve Fund, up to the limit of twenty percent (20%) of the Company's capital stock;

(ii)	amounts intended to constitute a contingency reserve, if so decided by the General Meeting;

(iii)	twenty-five percent (25%) to pay the mandatory dividend, according to Paragraph 1 below; and

(iv)	the profit that is not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained under the terms of Article 196 of Law no. 6,404/76, will be distributed as additional dividends.

Paragraph 1 - The mandatory dividend will be calculated and paid according to the following rules:

(a)	the basis for calculating the dividend will be the net profit for the year less the amounts allocated to constitute the legal reserve and contingency reserves, plus the reversal of the contingency reserves formed in previous years;

(b)	the payment of the dividend set forth by the previous paragraph may be limited to the net profit amount for the fiscal year that has been ascertained pursuant to the law, provided that such difference is recorded as a reserve of unrealized profits; and

(c)	profits recorded as unrealized profits reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend stated after such profit realization.

Paragraph 2 - A Reserve for Expansion is hereby created, which will have the purpose of ensuring resources to finance additional investments of fixed and working capital and will be formed with up to 100% of the net profit that remains after the allocations referred to in subparagraphs (i), (ii), and (iii) of paragraph (c) caput, and the total of this reserve cannot exceed the amount of the Company's capital stock.

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Paragraph 3 - The Board of Directors may approve the preparation up of semiannual, quarterly or shorter balance sheets and state dividends or interest on equity to the account of the profit determined in such balance sheets, observing the legal limits, as well as stating interim dividends to the account of retained profits or reserves. Dividends or interests on own capital so stated will constitute an advance of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as equity remuneration calculated on the Shareholders' Equity accounts, subject to the rate and limits set forth by law.

ARTICLE 37 - The amount of dividends will be made available to shareholders within a maximum period of 60 (sixty) days from the date they are attributed, and may be monetarily updated for inflation as determined by the Board of Directors, in compliance with the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 38 - The Company will go into liquidation in the cases provided for by law, and the General Meeting will be responsible for determining the method of liquidation, electing the liquidator and the Fiscal Council/supervisory board that shall operate during the liquidation, determining their remuneration.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be performed on the condition that the acquirer of the control undertakes to carry out a public offering for the acquisition of shares having as purpose the shares issued by the Company owned by the other shareholders, observing the conditions and terms provided for in the legislation, the regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF RELEVANT EQUITY INTEREST IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders that acquires or becomes a holder, through a single transaction or through successive transactions (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares; or (b) of any other rights of shareholders, including beneficial ownership or trust, over shares issued by the Company that represent a percentage equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares ("Relevant Interest"), must make a public offer for the acquisition of all the shares issued by the Company (i.e., a takeover, known in Portuguese as 'OPA') or request a registration with CVM and B3, as the case may be, within a maximum period of 30 (thirty) days from the date of the last transaction that resulted in achieving the level a a Relevant Interest, with the following minimum requirements,

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observing the provisions of the applicable CVM standards, the B3 regulations and the terms of this Article ("takeover" or "OPA"):

(a)	to be addressed to all shareholders of the Company without distinction to acquire all the shares issued by the Company;

(b)	the price offered must correspond to, at least, the highest amount between: (i) the Economic Value calculated in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the 12 (twelve) months preceding the achievement of a Relevant Interest; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of 120 (one hundred and twenty) sessions prior to the takeover (OPA); and

(c)	to be carried out in an auction to be held at B3.

Paragraph 1 - The takeover (OPA) to be carried out as mentioned in the caption of this Article will not exclude the possibility of another person or shareholder to propose a competing takeover (OPA), under the terms of the applicable standards.

Paragraph 2 - The obligations set forth in article 254-A of Brazilian Law no. 6,404/76 and Article 39 of these Bylaws do not exclude compliance by the Acquiring Shareholder with the obligations provided for in this Article.

Paragraph 3 - The Acquiring Shareholder will be required to comply with any ordinary requests or the requirements by CVM and B3 connected to such takeover (OPA), within the maximum time terms set forth in the applicable regulation.

Paragraph 4 - The obligation to carry out a takeover (OPA) under the terms of this Article 40 does not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company if the achieved Relevant Participation results from: (a) corporate merger or acquisition of shares involving the Company, (b) in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offering by those who have preemptive rights or, in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offer, due to the fact that the amount was not fully subscribed by those who have the preemptive right or who did not have a sufficient number of interested parties in the corresponding distribution; and (c) in the case of public offerings for the distribution of shares (including public offers with restricted placement efforts).

Paragraph 5 - For the purposes of calculating the percentage of Relevant Interest, the involuntary increases in shareholding resulting from the cancellation of treasury shares, the repurchase of shares or the reduction of the Company's capital stock with the cancellation of shares will not be counted.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined as follows:

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“Group of Shareholders” means the group of people: (i) bound by a voting agreement (including, without limitation, any individual, company or organization, investment fund, joint ownership, securities portfolio, universality of rights, or other form of organization that is residing, domiciled or headquartered in Brazil or abroad), either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a controlling relationship; or (iii) under common control; or (iv) that act representing a common interest. Examples of individuals or organizations representing a common interest include: (a) a person holding, directly or indirectly, a, equity interest equal to or greater than 15% (fifteen percent) of the other person's share capital; and (b) two people who have a third investor in common who owns, directly or indirectly, an equity interest equal to or greater than 15% (fifteen percent) of the capital of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint ownerships, cooperatives, consortia, securities portfolios, universalities of rights, or any other forms of organization or enterprise, constituted in Brazil or abroad, will be considered part of the same Group of Shareholders, whenever two or more among such entities are: (c) managed or administered by the same organization or by parties related to the same organization; or if (d) they have the majority of their managers in common, being certain that, in the case of investment funds with a common manager, it will be deemed as making part of a Group of Shareholders only those whose decision on the exercise of votes at General Meetings, in the terms of the corresponding regulations, is the responsibility of the administrator, on a discretionary basis.

"Economic Value" means the value of the Company and its shares that will be determined by a first-tier financial institution with operations in Brazil, using the discounted cash flow method.

ARTICLE 41 - The takeover (OPA) referred to in Article 40 above may be waived by the General Meeting, provided, however, that the terms below are observed.

Paragraph 1 - The General Meeting must be established on first call with the presence of shareholders representing at least two thirds (2/3) of the total outstanding shares.

Paragraph 2 - If the quorum of Paragraph 1 is not reached, the General Meeting may be established on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The decision on the waiver of the public offering of shares must take place by the majority of the votes of the shareholders holding outstanding shares present at the General Meeting, excluding the votes of the Acquiring Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, management members, and members of the Fiscal Council (supervisory board), both acting and deputy members, if any, hereby undertake to settle through arbitration, at the Market Arbitration Chamber ("Câmara de Arbitragem do Mercado"), according to its regulation, any dispute that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Fiscal Council (advisory board), especially those arising

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from the provisions set forth in Law No. 6,385 of Dec. 7, 1976, Law No. 6,404/1976, the Company's Bylaws, the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission (CVM), as well as other standards applicable to the operation of the securities exchange market in general, in addition to those contained in the 'Novo Mercado' Regulation, other B3 regulations and the Novo Mercado Listing Agreement.

ARTICLE 43 – The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 - The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 - Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

ARTICLE 44 - The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary restatement and shall be converted into Brazilian Real at the closing selling exchange rate for US dollars as disclosed by the Central Bank of Brazil.

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ARTICLE 45 - Omitted cases will be settled pursuant to the legislation and regulations in force, including the Novo Mercado Regulation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer